FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                           PURSUANT TO RULE 13A-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934

                        FOR THE MONTH OF SEPTEMBER, 2001


                              INSIDE HOLDINGS INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

            Suite 1260, 609 Granville Street, Vancouver, B.C., Canada
            ---------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F  X          Form 40-F
                                   ---                   ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes                    No  X
                                   ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

THE COMPANY HAS GIVEN REQUIRED NOTICE, PURSUANT TO CANADIAN SECURITIES RULES, THAT THE 2001 ANNUAL GENERAL MEETING OF REGISTERED STOCKHOLDERS OF THE COMPANY WILL BE HELD AT SUITE 1200, 609 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 17TH DAY OF OCTOBER, 2001 AT THE HOUR OF 10:00 A.M.

ATTACHED  IS  AN  INFORMATION  CIRCULAR,  WHICH  WAS  MAILED  TO  ALL REGISTERED
STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF THE COMPANY FOR USE AT THE ANNUAL GENERAL MEETING.

                              INSIDE HOLDINGS INC.
                                 (the "Company")
                                 P.O. Box 10365
                           1260 - 609 Granville Street
                                  Vancouver, BC
                                     V7Y 1G5


                              INFORMATION CIRCULAR

This information circular accompanies the Notice of the Annual General Meeting (the "Meeting") of the members of Inside Holdings Inc. (the "Company") to be held on October 17, 2001 at the time and place set out in the accompanying Notice of Meeting.

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF THE COMPANY FOR USE AT THE MEETING AND AT ANY ADJOURNMENT OF THE MEETING.


                            PROXIES AND VOTING RIGHTS


MANAGEMENT  SOLICITATION  AND  APPOINTMENT  OF  PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE NOMINEES OF THE COMPANY'S MANAGEMENT. A MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO ATTEND AND ACT FOR AND ON THE MEMBER'S BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED AS PROXY HOLDERS IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT, THE MEMBER MUST EITHER:

     (a) ON THE ACCOMPANYING FORM OF PROXY, STRIKE OUT THE PRINTED NAMES OF THE INDIVIDUALS SPECIFIED AS PROXY HOLDERS AND INSERT THE NAME OF THE
          MEMBER'S  NOMINEE  IN  THE  BLANK  SPACE  PROVIDED;  OR

     (b)  COMPLETE  ANOTHER  PROPER  FORM  OF  PROXY.

To be valid, a proxy must be dated and signed by the member or by the member's attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, BC, V6C 3B9, by 4:00 p.m. on October 15, 2001 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

REVOCATION  OF  PROXIES

A member who has given a proxy may revoke it at any time before the proxy is exercised:

     (a)  by  an  instrument  in  writing  that  is:

          (i) signed by the member, the member's attorney authorized in writing or, where the member is a corporation, a duly authorized officer or attorney of the corporation; and

          (ii) delivered to Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, BC, V6C 3B9 or to the office of the Company at Suite 1260, 609 Granville Street, Vancouver, BC, V7Y 1G5 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting, or delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting before any vote on a matter in respect of which the proxy is to be used has been taken; or

     (b)  in  any  other  manner  provided  by  law.

VOTING OF SHARES AND PROXIES AND EXERCISE OF DISCRETION BY PROXY HOLDERS

VOTING BY SHOW OF HANDS

Voting at the Meeting generally will be by a show of hands, with each member present in person being entitled to one vote.

VOTING  BY  POLL

Voting  at  the  Meeting  will  be  by  poll  only  if  a  poll  is:

     (a)  requested  by  a  member present at the Meeting in person or by proxy;

     (b)  directed  by  the  Chairperson;  or

     (c) required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company's issued and outstanding shares.

On a poll, each member and each proxy holder will have one vote for each common (voting) share held or represented by proxy.

APPROVAL  OF  RESOLUTIONS

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than 75% of the votes cast in person or by proxy will be required.

VOTING OF PROXIES AND EXERCISE OF DISCRETION BY PROXY HOLDERS

A member may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. IF THE INSTRUCTIONS AS TO VOTING INDICATED IN THE PROXY ARE CERTAIN, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN IN THE PROXY.

IF THE MEMBER SPECIFIES A CHOICE IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THEN THE SHARES REPRESENTED WILL BE VOTED OR WITHHELD FROM THE VOTE ON THAT MATTER ACCORDINGLY. IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE PROXY HOLDER NAMED IN THE ACCOMPANYING FORM OF PROXY. IT IS INTENDED THAT THE PROXY HOLDER NAMED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE
COMPANY'S  BOARD  OF  DIRECTORS  FOR  DIRECTORS  AND  AUDITOR.

The accompanying form of proxy also confers discretionary authority upon the named proxy holder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this information circular, management of the Company is not aware of any such amendments or variations, or any other matters, that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

SOLICITATION  OF  PROXIES

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxy from their principals. The costs of solicitation will be borne by the Company.

                       VOTING SHARES AND PRINCIPAL HOLDERS

Only members of the Company who are listed on its Register of Members on the record date of September 7, 2001 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see "Voting of Shares and Proxies and Exercise of Discretion by Proxy Holders" above).

As of September 7, 2001, the Company had 4,637,600 common shares issued and outstanding.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, other than as set out below:

         NAME                 NUMBER OF SHARES  PERCENTAGE OF OUTSTANDING SHARES
----------------------------  ----------------  --------------------------------
Pemcorp Management Inc.(1)        2,639,200                 56.9%

(1) A private British Columbia company controlled indirectly by Leonard Petersen and William McCartney.

                       STATEMENT OF EXECUTIVE COMPENSATION

EXECUTIVE  OFFICERS

For purposes of this information circular, "executive officer" of the Company means an individual who at any time during the year was the Chair or a Vice-Chair of the Company where the person performed the functions of such office on a full-time basis; the President; any Vice-President in charge of a principal business unit such as sales, finance or production; any officer of the Company; or any other person who performed a policy-making function in respect of the Company.

The summary compensation table below discloses compensation paid to the following individuals:

     (a)  the  Company's  chief  executive  officer  ("CEO");

     (b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

     (c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year (each, a "Named Executive Officer").

The Company currently has one Named Executive Officer, being Leonard Petersen, the President of the Company.

SUMMARY  COMPENSATION  TABLE

The following table contains a summary of the compensation paid to the Named Executive Officers during the three most recently completed financial years.

                              ANNUAL COMPENSATION           LONG TERM COMPENSATION
                           -------------------------  ---------------------------------
                                                              AWARDS            PAYOUTS
                                                      ------------------------  -------
                                                      SECURITIES   RESTRICTED
                                             OTHER       UNDER     SHARES  OR
                                             ANNUAL    OPTIONS/    RESTRICTED             ALL OTHER
                                            COMPEN-     SARS(1)       SHARE     LTIP(2)    COMPEN-
     NAME AND       YEAR   SALARY   BONUS    SATION     GRANTED       UNITS     PAYOUTS     SATION
PRINCIPAL POSITION  ENDED    ($)     ($)      ($)         (#)          ($)        ($)        ($)
------------------  -----  -------  ------  --------  -----------  -----------  --------  ----------
Leonard Petersen     2001  Nil      Nil     Nil       Nil          Nil          Nil           Nil
President            2000  Nil      Nil     Nil       Nil          Nil          Nil           Nil
                     1999  Nil      Nil     Nil       Nil          Nil          Nil           Nil
------------------  -----  -------  ------  --------  -----------  -----------  --------  ----------
Vernon G. Meyer      2001  Nil      Nil     Nil       Nil          Nil          Nil            7,500
President            2000  Nil      Nil     Nil       Nil          Nil          Nil           30,000
                     1999  Nil      Nil     Nil       Nil          Nil          Nil           30,000
------------------  -----  -------  ------  --------  -----------  -----------  --------  ----------

(1) "SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.
(2) "LTIP" or "long term incentive plan" means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.


COMPENSATION  OF  DIRECTORS

No compensation is paid by the Company to the directors for their services as directors nor are there any arrangements for any such compensation to be paid other than reimbursement for expenses incurred in connection with their services as directors.

DIRECT  REMUNERATION

No direct remuneration was paid or payable by the Company to the directors and senior officers of the Company.

OPTIONS, STOCK APPRECIATION RIGHTS AND OTHER RIGHTS TO PURCHASE SECURITIES

There were no Options/SAR grants during the most recently completed financial year.

There were no options exercised by the CEO or any Named Executive Officer during the most recently completed financial year.

LONG-TERM  INCENTIVE  PLANS

The Company does not have any long-term incentive plans.

PENSION  BENEFITS

The Company does not have a pension benefits arrangement.

OTHER  BENEFITS

The Company does not have any other benefit arrangements.

TERMINATION  OF  EMPLOYMENT

The Company had no plan or arrangement in respect of compensation received or that may be received by its executive officers in the financial year ended April 30, 2001, or in the current financial year, in view of compensating such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control where, in respect of an executive officer, the value of such compensation exceeds $100,000.

        INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Other than routine indebtedness, no director or senior officer of the Company, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such director, senior officer or proposed nominee, is or has been indebted to the Company or to any other entity that was provided a guarantee or similar arrangement by the Company in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

                              MANAGEMENT CONTRACTS

For the financial year ended April 30, 2001, Pemcorp Management Inc., an insider of the Company, provided consulting services to the Company, for which it received $2,500 per month plus reimbursement of out-of-pocket expenses.

           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no director, senior officer, proposed management nominee, insider of the Company or any associate or affiliate thereof had any material interest, direct or indirect, in any transaction since the beginning of the last financial year of the Company that has materially affected the Company, or any proposed transaction that would materially affect the Company, except for an interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

For the financial year ended April 30, 2001, Nexus Venture Capital Lawyers, the proprietor of which is an insider of the Company, provided legal services to the Company, for which it received $6,878.

The Company entered into an agreement, dated May 1, 2000, to purchase its Principal Asset from a private company (the "Vendor") controlled by William D. McCartney, Leonard Petersen, Murray J. Oliver, all of whom became directors of the Company on September 6, 2000, and/or their respective spouses. The purchase agreement was approved by shareholders of the Company at the Company's last annual general meeting. The purchase consideration, which approximated the Vendor's cost, consisted of a note in the amount of $40,000 payable without interest on the earlier of:

     (1)  the  date  on  which  the  Company is in receipt of proceeds totalling
          $40,000 from the sale, lease or license of any of the assets purchased;

     (2) the date on which the Company is in receipt of proceeds totalling $200,000 from the sale and issue of common shares; and

     (3)  June  30,  2001.

The Vendor has agreed not to demand payment of the note until such time the Company has sufficient working capital to satisfy its current obligations including the note. The note remains non-interest bearing.

In addition, the Company agreed to pay the Vendor a royalty over five years equal to 15% of the gross proceeds received from the sale, lease or license of any of the domain names purchased under the agreement to a maximum of $1 million and to pay the cost of renewing the registration of each domain name as it comes due. Current registration fees vary between US$15 and US$35 per name. The registration of 119 of the names expires between April 25 and May 2, 2002. The registration of the remaining 281 names expires between February and April of 2002.

AT JULY 31, 2000, THE COMPANY OWED PEMCORP AND THE COMPANY'S FORMER CHIEF EXECUTIVE OFFICER $80,250 AND $81,663 RESPECTIVELY. THESE AMOUNTS WERE UNSECURED, NON-INTEREST BEARING AND WITHOUT FIXED TERMS OF REPAYMENT. THE COMPANY ENTERED INTO AGREEMENTS, MADE EFFECTIVE JULY 31, 2000, WITH EACH

CREDITOR TO SETTLE AND SATISFY THEIR RESPECTIVE CLAIMS IN FULL IN EXCHANGE FOR A TOTAL OF 3,500,000 COMMON SHARES OF THE COMPANY AND THE PAYMENT OF $21,400. THESE SHARES WERE ISSUED ON OCTOBER 26, 2000.

On October 26, 2000 the Company also issued 450,000 common shares to four directors and senior officers of the Company in connection with a private placement of 650,000 common shares to five Canadian resident investors.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed under "Particulars of Other Matters to be Acted Upon", no director or senior officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

              RECEIPT OF DIRECTORS' REPORT AND FINANCIAL STATEMENTS

The Directors' Report and the financial statements of the Company for the financial year ended April 30, 2001 and accompanying auditor's report will be presented at the Meeting.

                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

APPOINTMENT  OF  AUDITOR
------------------------

The members will be asked to vote for the appointment of Davidson & Company as the auditor of the Company to hold office until the next annual general meeting of members of the Company at a remuneration to be fixed by the directors.
Davidson  &  Company  have  been  auditors  of  the Company for over five years.

ELECTION  OF  DIRECTORS
-----------------------

The shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at three. Management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next Annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company or he becomes disqualified to act as a Director.


The following table sets out the names of the nominees for election as Directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as at the date hereof.


NAME, COUNTRY OF                                                          PERIODS DURING
RESIDENCE AND OFFICE WITH   PRINCIPAL OCCUPATION OR EMPLOYMENT FOR        WHICH HAS SERVED  SHARES
THE COMPANY(1)              LAST FIVE YEARS(1)                            AS A DIRECTOR     OWNED(1)
--------------------------  --------------------------------------------  ----------------  ------------

Murray Oliver               Vice -President of Business Development for   since September       150,000
Canada                      Pemcorp Management Inc. a private company     2000
Director                    providing management services for public
                            companies, from June 2001 to present;
                            previously a Principal of Northstar
                            Consulting, a proprietorship providing
                            corporate communication services from 1992
                            to 2001

William McCartney           President and director of Pemcorp             since September   3,039,200(2)
Canada                      Management Inc., a private company            2000
Director                    providing management services for public
                            companies, from August 1990 to present.

Leonard Petersen            Secretary and director of Pemcorp             since September   3,039,200(2)
Canada                      Management Inc., a private company            2000
Director & President        providing management services for public
                            companies, from August 1990 to present.

     (1) The information as to country of residence, principal occupation and shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually.
     (2) Leonard Petersen and William McCartney each control 400,000 common shares indirectly and 50% of the voting shares of Pemcorp Management Inc., a private B.C. incorporated company that owns 2,639,200 shares of the Company.

The Company does not have an executive committee. The Company's audit committee will consist of Messrs. Oliver, McCartney and Petersen.

The Company's Board of Directors does not contemplate that any of its nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed above before the Meeting, then the proxy holders named in the accompanying form of proxy intend to exercise discretionary authority to vote the shares represented by proxy for the election of any other persons as directors.

GENERAL  MATTERS
----------------

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

OTHER  BUSINESS
---------------

Neither the Board of Directors nor Management is aware of any matters that will be brought before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

                       APPROVAL OF THE BOARD OF DIRECTORS

The contents of this information circular have been approved, and the delivery of it to each member of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board of Directors of the Company.


By Order of the Board of Directors of

INSIDE  HOLDINGS  INC.

------------------------------
Leonard  Petersen
Director

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             INSIDE  HOLDINGS  INC.



Date:  September 20, 2001                    By:   /s/  Leonard  Petersen
                                                ------------------------------
                                             Name:  Leonard  Petersen
                                             Title:  President